FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations First quarter, year ending March 2021 (US GAAP) Nomura Holdings, Inc. July 2020 © Nomura

Outline Presentation Financial Supplement Executive summary (p. 2) Consolidated balance sheet (p. 16) Overview of results (p. 3) Value at risk (p. 17) Business segment results (p. 4) Consolidated financial highlights (p. 18) Retail (p. 5-6) Consolidated income (p. 19) Asset Management (p. 7-8) Main revenue items (p. 20) Wholesale (p. 9-11) Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Non-interest expenses (p. 12) Segment “Other” (p. 22) Robust financial position (p. 13) Retail related data (p. 23-26) Funding and liquidity (p. 14) Asset Management related data (p. 27-28) Wholesale related data (p. 29) Number of employees (p. 30)

Executive summary

NOMURA

FY2020/21 1Q highlights

- **Income before income taxes: Y181.8bn; Net income[1]: Y142.5bn; ROE[2]: 21.0%; EPS[3]: Y45.65**
  - Income before income taxes and net income at second highest level since reporting under US GAAP started in year ended March 2002
    - ✓ Three segment income before income taxes increased significantly as the market normalized from March downturn and client activity picked up due to portfolio rebalancing, underpinning a record revenue quarter for Wholesale[4]
    - ✓ Segment Other booked a gain of Y71.1bn related to approval to convert rights in Nihonbashi redevelopment project
  - International income before income taxes hit a record[5] Y64.2bn as efforts to realign our business portfolio and focus on areas of competitive strength delivered results; Effective tax rate dropped to 21%

- **Three segment income before income taxes of Y122.1bn (6.2x QoQ)**

Retail
- Solid results despite restrictions on sales activities; Robust sales of secondary stocks throughout the quarter, but slower sales of discretionary investments and insurance products

Asset Management
- Improvement in American Century Investments (ACI) related gain/loss led to marked improvement in Asset Management performance QoQ
- Booked sixteenth straight quarter of inflows; Quarterly average AuM largely unchanged QoQ, while quarter-end AuM grew to Y54.5trn partly lifted by market factors

Wholesale
- Normalization from March market downturn, uptick in client activity on portfolio rebalancing and elevated volatility drove strong growth in Fixed Income and Americas and AEJ Equities revenues
- Investment Banking performance improved from last quarter, but Japan ECM, cross-border M&A and ALF had a slow quarter

Income (loss) before income taxes, net income (loss)[1]



Firmwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
74.8
55.8
138.6
128.5
69.7
57.1
-24.7
-34.5
181.8
142.5
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
46.3
34.2
70.2
19.8
122.1
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
3. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
4. Since reporting under US GAAP started in year ended March 2002
5. Since reporting international income (loss) before income taxes in year ended March 2003

2

Overview of results Highlights (billions of yen, except EPS and ROE) FY2020/21 FY2019/20 FY2019/20 QoQ YoY 1Q 4Q 1Q Net revenue 460.7 237.5 94% 332.0 39% Non-interest expenses 278.9 262.2 6% 257.2 8% Income (loss) before income    181.8 -24.7—74.8 143% taxes Net income (loss)1 142.5 -34.5—55.8 155% EPS2 Y45.65 -Y11.31—Y16.48 177% ROE3 21.0%—8.4% 1. Net income (loss) attributable to Nomura Holdings shareholders.    2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period

Business segment results Net revenue and income (loss) before income taxes    (billions of yen) FY2020/21 FY2019/20 QoQ FY2019/20 YoY 1Q 4Q 1Q Net revenue Retail 81.1 88.8 -9% 80.6 1% Asset Management 34.0 7.0 4.8x 34.5 -1% Wholesale 248.7 145.9 70% 159.5 56% Subtotal 363.8 241.7 50% 274.6 32% Other* 94.7 12.3 7.7x 60.3 57% Unrealized gain (loss) on investments in equity 2.3 -16.6—-2.9 -securities held for operating purposes Net revenue 460.7 237.5 94% 332.0 39% Income (loss) Retail 15.1 18.4 -18% 8.1 86% before income Asset Management 19.2 -8.7—18.1 6% taxes Wholesale 87.9 10.1 8.7x 20.0 4.4x Subtotal 122.1 19.8 6.2x 46.3 164% Other* 57.4 -27.9—31.5 83% Unrealized gain (loss) on investments in equity 2.3 -16.6—-2.9 -securities held for operating purposes Income (loss) before income taxes 181.8 -24.7—74.8 143% *Additional information on “Other” (1Q) ® Gain related to approval to convert rights in Nihonbashi redevelopment project (Y71.1bn)® Net gain related to economic hedging transactions (Y5.6bn) ® Loss on changes to own and counterparty credit spread relating to Derivatives (Y5.4bn) 4

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2019/20				FY20/21	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	80.6	76.9	90.0	88.8	**81.1**	-9%	1%
Non-interest expenses	72.5	71.6	72.4	70.4	**66.0**	-6%	-9%
Income before income taxes	8.1	5.3	17.6	18.4	**15.1**	-18%	86%

Key points

- Net revenue: Y81.1bn (-9% QoQ; +1% YoY)
- Income before income taxes: Y15.1bn (-18% QoQ; +86% YoY)
- Solid results despite restrictions on sales activities
  - April and May revenues impacted by weak investor sentiment and restrictions on face-to-face services, but recovery seen in June; Sales of secondary stocks remained strong throughout the quarter, but discretionary investments and insurance sales were slow
  - Cost reductions had positive impact and advertising and travel expenses declined QoQ

Client franchise	Jun / 1Q	Mar / 4Q
- Retail client assets	Y112.2trn	Y104.0trn
- Accounts with balance	5.32m	5.32m
- Net inflows of cash and securities[1]	Y423.7bn	-Y559.6bn
- Inflows of cash and securities[2]	Y723.1bn	Y1,180.6bn

Total sales[2]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
3,000
2,000
1,000
0
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q

Total sales[2] declined 13% QoQ

- Stocks: +7% QoQ
  - Stronger sales of both Japanese and foreign stocks lifted stock sales to highest level in six quarters
  - Primary subscriptions[3] declined significantly (Y1.7bn; -94% QoQ)
- Investment trusts: -22% QoQ
  - Sluggish sales in April and May
  - Inflows in second half of quarter into US stock funds and technology related products
- Bonds: Y189.2bn; -62% QoQ
  - Sales of JGBs for individuals dropped significantly
- Sales of discretionary investment and insurance declined 62% QoQ

1. Cash and securities inflows minus outflows, excluding regional financial institutions
2. Retail channels only
3. Retail channels, Net & Call, and Hotto Direct

5

Retail: Continued to provide services matched to client needs

NOMURA

Recurring revenue assets and recurring revenue



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
5.0
0.0
30.0
20.0
10.0
0.0
16.9
16.8
17.4
15.3
16.3
22.5
22.4
22.5
21.3
19.7
FY2019/20
FY2020/21
Jun
Sep
Dec
Mar
Jun

	Jun / 1Q	Mar / 4Q
■ Recurring revenue assets as of June-end increased QoQ on the back of market recovery, but quarterly average declined QoQ impacting recurring revenue		
– Recurring revenue assets	Y16.3trn	Y15.3trn
– Investment trust net inflows[1]	Y22.3bn	Y0.6bn
– Discretionary investment net inflows[1]	-Y70.2bn	-Y61.2bn
– Recurring revenue	Y19.7bn	Y21.3bn
■ Consulting-related businesses slowed due to restrictions on face-to-face activities in April and May		
– Consulting-related revenue	Y1.6bn	Y4.6bn
■ Diversified approach to clients helped maintain number of active clients at around same level as last year		

Consulting-related revenue



(billions of yen)
5.0
4.0
3.0
2.0
1.0
0.0
3.2
3.5
3.6
4.6
1.6
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q

Number of active clients[2]



(thousands of accounts)
FY2019/20
FY2020/21
1,200
1,000
800
600
400
200
473
465
695
863
1,071
Jun
Sep
Dec
Mar

1. *Retail channels and Japan Wealth Management Group*
2. *Number of clients who transacted at least once since April 1 (accumulated)*

6

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)	FY2019/20 1Q	FY2019/20 2Q	FY2019/20 3Q	FY2019/20 4Q	FY20/21 1Q	QoQ	YoY
Revenue (excl. ACI-related)	25.8	25.0	26.0	23.4	**23.7**	1%	-8%
ACI-related gain/loss	8.7	0.7	-0.6	-16.4	**10.3**	-	19%
Net revenue	34.5	25.7	25.4	7.0	**34.0**	4.8x	-1%
Non-interest expenses	16.4	15.6	16.1	15.8	**14.9**	-6%	-9%
Income before income taxes	18.1	10.0	9.3	-8.7	**19.2**	-	6%

Assets under management (net)[2]



(trillions of yen)
Investment trust business
Investment advisory business
51.6
15.6
36.0
52.4
15.8
36.6
55.6
16.8
38.8
49.3
15.0
34.3
54.5
15.9
38.5
FY2019/20
FY2020/21
Jun
Sep
Dec
Mar
Jun

Key points

- Net revenue: Y34.0bn (4.8x QoQ; -1% YoY)
- Income before income taxes: Y19.2bn (+6% YoY)
  - Improvement in American Century Investments (ACI) gain/loss led to significant QoQ improvement in divisional performance
  - Sixteenth straight quarter of inflows; Quarterly average AuM largely unchanged QoQ, while quarter-end AuM grew to Y54.5trn partly lifted by market factors

Investment trust business

- Continued inflows into ETFs boosted AuM to record high (Y20.3trn at end-June, market share[3] of 45%)
- Inflows for bank channel and defined contribution plans
- Fund Wrap redemptions led to outflows primarily in foreign bond funds

Investment advisory and international businesses

- In Japan, we booked a inflows into alternative investments from public pension plan, but redemptions centered on bonds increased due to portfolio reallocations and to secure funds for benefit payments
- Internationally, market rally led to inflows into high yield products from American and European institutional investors

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment, funding cost equivalent for our investment and dividends from ACI.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Source: The Investment Trusts Association, Japan.*

7

Asset Management: Expanding bank channel Nomura Asset Management public investment trust market Flow of funds1 share2 (billions of yen) Investment trust business Investment advisory business 1,500 29.0% 28.5% 28.2% 1,000 27.8% 27.9% 707 28.0% 27.7% 494 146 1,210 500 381 1,046 672 198 508 121 560 259 296 27.0% 0 -164 -163 -500 26.0% FY2019/20 FY2020/21 FY2019/20 FY2020/21 1Q 2Q 3Q 4Q 1Q Jun Sep Dec Mar Jun Flow of funds in investment trust business1 Expansion of bank channel (billions of yen) Investment trust business MRFs, etc. ETF Bank channel AuM three year trend (excl. ETFs) Other investment trusts (Indexed, Jun 2017 = 100) 2,000 (excl. ETFs) 1,500 Continued focus on bank Inflows drive 1,130 1,153 channel to expand up AuM 25% 1,000 distribution of investment    642 125 trusts 110 118 500 246 115 57 100 182 0 31 13 Sales of multi asset products are growing, which is lifting -500 bank channel AuM -1,000 -570 FY2019/20 FY2020/21 Implementing further    1Q 2Q 3Q 4Q 1Q initiatives to grow investment Jun. 2017 Jun. 2018 Jun. 2019 Jun. 2020 trust distribution network 1. Based on assets under management (net). 8 2. Source: The Investment Trusts Association, Japan.

Wholesale

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY2019/20				FY20/21	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	135.7	132.8	160.1	134.3	**232.6**	73%	71%
Investment Banking	23.7	23.9	26.4	11.6	**16.1**	38%	-32%
Net revenue	159.5	156.7	186.5	145.9	**248.7**	70%	56%
Non-interest expenses	139.5	137.8	143.3	135.8	**160.8**	18%	15%
Income (loss) before income taxes	20.0	18.9	43.2	10.1	**87.9**	8.7x	4.4x
						(Average of last 4 quarters)	
CIR	*87%*	*88%*	*77%*	*93%*	***65%***	*(78%)*	
Revenue/modified RWA[2]	*6.4%*	*6.2%*	*7.6%*	*5.8%*	***7.9%***	*(6.9%)*	

Net revenue by region


(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
59.3
29.4
24.0
46.8
51.0
28.2
26.3
51.1
73.6
36.9
22.4
53.7
54.8
12.1
21.6
57.5
92.1
58.8
31.4
66.4
Americas
EMEA
AEJ
Japan
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y248.7bn (+70% QoQ; +56% YoY)
- Income before income taxes: Y87.9bn (8.7x QoQ; 4.4x YoY)

- Record[3] quarterly net revenue
  - Strong revenue growth in Fixed Income and Americas and AEJ Equities driven by normalization from market downturn in March, an uptick in client activity due to portfolio rebalancing, and elevated volatility
  - Investment Banking performance improved QoQ, but Japan ECM, cross-border M&A and ALF all remained sluggish
- Stringent cost control led to significantly higher income before income taxes both QoQ and YoY

Net revenue by region (QoQ; YoY)

- Americas: Y92.1bn (+68%; +55%)
  - Best quarterly revenues since start of our business rebuild; Strong Fixed Income revenues driven by Rates and Securitized Products, while Equities reported improved performance in Derivatives

- Japan: Y66.4bn (+16%; +42%)
  - Fixed Income had a solid quarter driven by Rates, FX and Credit

- EMEA: Y58.8bn (4.9x; +100%)
  - Government bonds and other Rates products, FX/EM and Credit contributed to strong revenues

- AEJ: Y31.4bn (+45%; +31%)
  - FX/EM had a strong quarter driven by Asian currencies; Credit and Equity Derivatives performance improved

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier I capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*
3. *Since reporting under US GAAP started in the year ended March 2002.*

9

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
135.7
53.3
82.5
132.8
55.6
77.2
160.1
60.3
99.7
134.3
56.3
78.0
232.6
77.7
154.9
QoQ +73%
YoY +71%
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q

FY2020/21 1Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y232.6bn (+73% QoQ; +71% YoY)
  - Record[1] quarterly net revenue as markets normalized from sharp decline in March, portfolio rebalancing drove client activity and volatility remained high

Fixed Income

- Net revenue: Y154.9bn (+98% QoQ; +88% YoY)
  - Fixed Income reported record[1] net revenue as Credit and Securitized Products rebounded from last quarter and Rates booked strong gains from the robust prior quarter

Equities

- Net revenue: Y77.7bn (+38% QoQ; +46% YoY)
  - Derivatives booked stronger revenues as the Americas and AEJ improved, while Cash Equities performance remained strong

- Americas: Fixed Income saw a solid contribution from Rates and a rebound in Securitized Products from last quarter; In Equities, Derivatives posted a rebound while Cash Equites revenues remained robust
- EMEA: In Fixed Income, Credit improved and revenues from Rates grew strongly; Cash Equities slowed from a strong previous quarter
- AEJ: Fixed Income reported continued strong performance in FX/EM and Credit rebounded QoQ; In Equities, Derivatives improved QoQ
- Japan: In Fixed Income, Rates had another solid quarter and Credit revenues were up significantly QoQ; Equities saw both Cash and Derivatives revenues remain roughly unchanged from the strong previous quarter

1. *Since reporting under US GAAP started in year ended March 2002.*

10

Wholesale: Investment Banking

NOMURA

Net revenue

(billions of yen)



23.7
23.9
26.4
11.6
16.1
FY2019/20
FY2020/21
Q1
Q2
Q3
Q4
Q1

QoQ +38%
YoY -32%

Key points

- Net revenue: Y16.1bn (+38% QoQ; -32% YoY)
  - Supported several financing transactions aimed at ensuring liquidity such as ECM deals in the Americas and DCM deals in Japan and EMEA
  - Japan ECM, cross-border M&A and ALF all had sluggish quarter due to coronavirus and geopolitical risks

Japan
- Revenues roughly unchanged QoQ; ECM Solutions and DCM revenues grew, while M&A and ECM remained slow

International
- Revenues up QoQ; Americas and EMEA ALF revenues improved
- M&A revenues slowed, but EMEA DCM and Americas ECM revenues increased

Business momentum

ECM/ DCM

- Supported several high-profile bond issuances in Japan and internationally, while Americas and AEJ ECM had a solid quarter

Hulic Subordinated Bond (Y200bn)	UK DMO Gilts (£9.0bn)
Yeahka HK IPO (HKD1.8bn)	European Financial Stability Facility (EFSF) Benchmark Bond (€4.5bn)
GigCapital3 SPAC IPO ($200m)	West Japan Railway Company Straight Bond (Y190bn)

M&A

- Although cross-border deals remained slow, we executed domestic deals

TOB to Sony FH by Sony (Y395.5bn)	Carlsberg and Marston's deal to form a joint venture brewing company in the UK (£507m)

ALF

- Won mandates in EMEA and Americas in June as market rebounded

Refinancing on the merger of Kronos (owned by Hellman & Friedman) and Ultimate Software ($3.5bn)	Financing on Bridgepoint's acquisition of CEP (€775m)

ESG-related

- Supported issuance of various ESG bonds to meet client needs

Green Bond: Asahi Chemical Industry, NTT Finance Banco Santander, CPI Property	**Sustainable Development Bond:** IBRD, IDB

11

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,154.5
1,039.6
257.2
254.9
265.3
262.2
278.9
(billions of yen)
400
300
200
100
0

	FY2018/19	FY2019/20	FY2019/20 1Q	2Q	3Q	4Q	FY2020/21 1Q	QoQ
Compensation and benefits	497.1	479.4	125.1	120.4	129.0	104.9	**138.3**	**31.8%**
Commissions and floor brokerage	82.6	106.1	24.6	25.4	24.6	31.6	**28.5**	**-9.7%**
Information processing and communications	166.9	170.3	41.8	42.4	42.8	43.4	**43.2**	**-0.3%**
Occupancy and related depreciation	64.9	73.0	19.1	18.4	16.3	19.2	**17.1**	**-11.3%**
Business development expenses	36.9	31.9	7.8	7.9	8.5	7.6	**2.8**	**-62.9%**
Other	306.0	178.8	38.8	40.4	44.1	55.5	**49.0**	**-11.7%**
Total	1,154.5	1,039.6	257.2	254.9	265.3	262.2	**278.9**	**6.4%**

Key points

- Non-interest expenses: Y278.9bn (+6% QoQ)
  - Compensation and benefits (+32% QoQ)
    - ✓ Increase in line with pay for performance
  - Commissions and floor brokerage (-10% QoQ)
    - ✓ Declined on lower transaction volumes
  - Occupancy and related depreciation (-11% QoQ)
    - ✓ Prior quarter included accelerated depreciation of certain equipment attached to buildings
  - Business development expenses (-63% QoQ)
    - ✓ Advertising and travel expenses declined
  - Other expenses (-12% QoQ)
    - ✓ Loan provisions for loan related positions declined following increase last quarter

12

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2020	Jun 2020
■ Total assets	Y44.0trn	Y41.5trn
■ Shareholders' equity	Y2.7trn	Y2.8trn
■ Gross leverage	16.6x	14.9x
Net leverage[1]	10.6x	9.8x
■ Level 3 assets[2] (net)	Y0.7trn	Y0.6trn
■ Liquidity portfolio	Y5.4trn	Y5.7trn

(billions of yen)

Basel 3 basis	Mar 2020	Jun 2020[2]
Tier 1 capital	2,572	2,861
Tier 2 capital	31	31
Total capital	2,602	2,892
RWA	15,675	16,101
Tier 1 capital ratio	16.4%	17.7%
CET 1 capital ratio[3]	15.3%	15.7%
Consolidated capital adequacy ratio	16.6%	17.9%
Consolidated leverage ratio[4]	4.83%	6.00%
HQLA[5]	Y4.2trn	Y4.9trn
LCR[5]	201.1%	216.0%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.9%
17.3%
18.0%
15.3%
15.7%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2019/20
FY2020/21
Jun
Sep
Dec
Mar
Jun

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
24%
24%
26%
28%
20%
30%
20%
10%
0%
FY2019/20
FY2020/21
Jun
Sep
Dec
Mar
Jun

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *June 2020 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

13

Funding and liquidity Balance sheet    Balance sheet structure (As of June 2020) ® Highly liquid, healthy balance sheet Assets Liabilities and equity Unsecured funding2 structure –75% of assets are highly liquid ® More than 70% of unsecured funding is trading and related assets that are long-term debt marked-to-market and matched to ® Diversified sources of funding trading and related liabilities Short-term debt through repos etc. (regionally and 21% Trading liabilities by currency) Trading assets and related1 Long-term debt due –Other assets are funded by equity within 1yr, 5% and related1 and long-term debt, ensuring International 30% structural stability Loans    Bank lending Long-term market Liquidity portfolio2 Other liabilities debt, 74% Euro MTN/Yen, Retail Average retail bonds, etc. market Short-term borrowings maturity    Long-term 6.9 years3 Japan ® Liquidity portfolio: Cash and cash deposits 70% Euro    –Y5.7trn, or 14% of total assets borrowings MTN/Other, Wholesale Other assets –Maintain a high quality liquidity Total equity wholesale market bonds, etc.    portfolio surplus without the need for additional unsecured funding Breakdown of Long-term Funding of over a certain period short-term/long- debt by long-term term debt region debt    1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.    2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 14 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet    Consolidated balance sheet    (billions of yen) Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase 2020 2020 (Decrease) 2020 2020 (Decrease) Assets Liabilities Total cash and cash deposits 3,875 4,089 214 Short-term borrowings 1,487 1,392 -94 Total payables and deposits 4,397 3,577 -820 Total loans and receivables 5,117 3,956 -1,161 Total collateralized financing 18,028 16,212 -1,816 Trading liabilities 8,546 8,680 134 Total collateralized agreements 15,907 14,426 -1,481 Other liabilities 1,034 1,020 -15 Long-term borrowings 7,776 7,833 58 Total trading assets and private 1 16,898 16,741 -157 Total liabilities 41,269 38,715 -2,554 equity and debt investments Total other assets1 2,203 2,333 131 Equity Total NHI shareholders’ equity 2,653 2,780 126 Noncontrolling interest 78 51 -27 Total assets 44,000 41,545 -2,454 Total liabilities and equity 44,000 41,545 -2,454    1. Including securities pledged as collateral.    16

Value at risk    Definition From April 1, 2020, to June 30, 2020 (billions of yen)- 99% confidence level- Maximum: 27.0- 1-day time horizon for outstanding portfolio- Minimum: 12.0- Inter-product price fluctuations considered- Average: 19.6 (billions of yen) FY2018/19 FY2019/20 FY2019/20 FY2020/21 Mar Mar Jun Sep Dec Mar Jun Equity 1.1 8.9 1.2 1.8 1.4 8.9 1.6 Interest rate 2.8 22.4 3.1 4.0 4.8 22.4 17.0 Foreign exchange 1.9 5.1 3.2 3.2 2.5 5.1 3.5 Sub-total 5.8 36.3 7.5 8.9 8.7 36.3 22.1 Diversification benefit -1.3 -11.0 -1.5 -4.3 -2.3 -11.0 -10.1 VaR 4.5 25.3 6.0 4.6 6.3 25.3 12.0    17

Consolidated financial highlights    Full year Quarter (billions of yen) (billions of yen) 300 12% 300 Net income (loss) 217.0 attributable to Nomura 8.2% 25% Holdings, Inc. (“NHI”) 200 8% 21.0% shareholders 200 20% 14.6% 142.5 138.6 15% 100 4% 12.6% 100 8.4% 8.2% 10% ROE(%) 57.1 0 0% 55.8 5% 0 0% -100 -100.4 -34.5 -200 -100 FY2019/20 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q Net revenue 1,116.8 1,287.8 332.0 383.4 335.0 237.5 460.7 Income (loss) before income taxes -37.7 248.3 74.8 128.5 69.7 -24.7 181.8 Net income (loss) attributable to Nomura -100.4 217.0 55.8 138.6 57.1 -34.5 142.5 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,631.1 2,653.5 2,662.7 2,707.9 2,701.2 2,653.5 2,779.5 ROE (%)1—8.2% 8.4% 14.6% 12.6% 8.2% 21.0% Basic-Net income (loss) attributable to NHI -29.90 67.76 16.83 42.11 18.07 -11.29 46.77 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI -29.92 66.20 16.48 41.23 17.63 -11.31 45.65 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 794.69 873.26 800.87 837.87 873.68 873.26 909.52 1. Quarterly ROE is calculated using annualized year-to-date net income.    18

Consolidated income    Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q Revenue Commissions 293.1 308.8 68.2 65.3 79.3 96.1 85.5 Fees from investment banking 101.5 103.2 27.3 22.3 26.8 26.8 10.8 Asset management and portfolio service fees 245.5 238.2 60.0 59.9 61.0 57.3 53.7 Net gain on trading 343.0 356.6 112.8 105.6 109.3 28.9 139.1 Gain (loss) on private equity and debt investments 1.0 -0.1 0.8 1.0 1.5 -3.4 1.1 Interest and dividends 777.0 794.5 199.5 215.9 203.1 176.1 106.5 Gain (loss) on investments in equity securities -7.0 -14.7 -2.8 2.1 2.2 -16.2 3.5 Other 81.1 166.0 45.7 101.9 14.3 4.2 113.9 Total revenue 1,835.1 1,952.5 511.4 573.9 497.5 369.7 514.0 Interest expense 718.3 664.7 179.4 190.5 162.5 132.3 53.3 Net revenue 1,116.8 1,287.8 332.0 383.4 335.0 237.5 460.7 Non-interest expenses 1,154.5 1,039.6 257.2 254.9 265.3 262.2 278.9 Income (loss) before income taxes -37.7 248.3 74.8 128.5 69.7 -24.7 181.8 Net income (loss) attributable to NHI shareholders -100.4 217.0 55.8 138.6 57.1 -34.5 142.5    19

Main revenue items Full year Quarter FY2019/20 FY2020/21 FY2018/19 FY2019/20 (billions of yen) 1Q 2Q 3Q 4Q 1Q Stock brokerage commissions 192.0 196.5 42.6 42.5 48.1 63.3 62.9 Other brokerage commissions 14.4 14.4 2.7 2.8 3.0 5.9 4.3 Commissions Commissions for distribution of investment trusts 56.6 66.7 16.4 12.6 19.0 18.6 14.1 Other 30.0 31.2 6.4 7.4 9.2 8.2 4.2 Total 293.1 308.8 68.2 65.3 79.3 96.1 85.5 Equity underwriting and distribution 30.0 14.0 3.1 4.9 4.1 2.0 1.5 Bond underwriting and distribution 22.7 25.5 6.8 6.6 6.1 6.1 3.3 Fees from M&A / Financial advisory fees 33.2 41.6 10.6 7.1 11.9 12.2 4.7 investment banking Other 15.5 22.1 6.9 3.8 4.8 6.6 1.2 Total 101.5 103.2 27.3 22.3 26.8 26.8 10.8 Asset management fees 168.7 159.5 40.3 40.0 40.7 38.6 35.2 Asset management Administration fees 61.0 62.6 15.7 16.0 16.3 14.7 14.5 and portfolio service Custodial fees 15.8 16.1 4.0 4.0 4.1 4.0 3.9 fees Total 245.5 238.2 60.0 59.9 61.0 57.3 53.7    20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20				FY2020/21
			1Q	2Q	3Q	4Q	1Q
Retail	49.5	49.4	8.1	5.3	17.6	18.4	**15.1**
Asset Management	34.2	28.8	18.1	10.0	9.3	-8.7	**19.2**
Wholesale	-111.4	92.2	20.0	18.9	43.2	10.1	**87.9**
Three business segments total	-27.7	170.4	46.3	34.2	70.2	19.8	**122.1**
Other	-2.8	99.2	31.5	93.4	2.2	-27.9	**57.4**
Segments total	-30.5	269.6	77.7	127.7	72.4	-8.2	**179.5**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-7.2	-21.3	-2.9	0.8	-2.7	-16.6	**2.3**
Income (loss) before income taxes	-37.7	248.3	74.8	128.5	69.7	-24.7	**181.8**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20				FY2020/21
			1Q	2Q	3Q	4Q	1Q
Americas	-114.1	7.4	14.3	1.1	16.4	-24.4	**40.0**
Europe	-56.9	-14.1	4.5	-1.5	2.3	-19.5	**15.0**
Asia and Oceania	5.0	19.8	11.6	10.5	1.0	-3.3	**9.2**
Subtotal	-165.9	13.1	30.4	10.2	19.7	-47.2	**64.2**
Japan	128.2	235.2	44.4	118.3	50.0	22.5	**117.6**
Income (loss) before income taxes	-37.7	248.3	74.8	128.5	69.7	-24.7	**181.8**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2020). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment “Other”    Income (loss) before income taxes Full year Quarter (billions of yen) 160 120 99.2 93.4 80 57.4 40 31.5 0 2.2 -2.8 -40 -27.9 12 12345 FY2019/20 FY2020/21 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic 1.8 17.5 12.8 7.0 2.3 -4.6 5.6 hedging transactions Realized gain (loss) on investments in equity 0.2 6.6 0.1 1.3 4.9 0.3 0.7 securities held for operating purposes Equity in earnings of affiliates 32.5 35.0 8.3 8.0 4.8 13.9 6.6 Corporate items -36.0 -22.2 1.4 -4.6 -9.1 -9.9 45.1 Others -1.3 62.3 8.9 81.8 -0.8 -27.7 -0.5 Income (loss) before income taxes -2.8 99.2 31.5 93.4 2.2 -27.9 57.4    22

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2018/19	FY2019/20	FY2019/20				FY2020/21	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	142.8	153.2	34.5	31.2	42.2	45.4	**40.8**	**-10.0%**	**18.4%**
Of which, stock brokerage commission	60.2	61.2	12.5	12.6	17.0	19.1	**21.7**	**13.9%**	**74.3%**
Of which, commissions for distribution of investment trusts	57.9	66.9	16.5	12.6	19.2	18.6	**13.9**	**-25.2%**	**-15.8%**
Sales credit	55.8	56.8	14.9	12.7	16.7	12.6	**14.0**	**11.3%**	**-6.1%**
Fees from investment banking and other	34.0	23.2	5.6	6.0	5.5	6.1	**2.5**	**-59.2%**	**-55.4%**
Investment trust administration fees and other	95.4	92.1	23.4	23.4	23.2	22.2	**20.6**	**-7.4%**	**-12.0%**
Net interest revenue	11.5	11.1	2.3	3.7	2.6	2.5	**3.2**	**27.7%**	**39.4%**
Net revenue	339.5	336.4	80.6	76.9	90.0	88.8	**81.1**	**-8.7%**	**0.5%**
Non-interest expenses	290.0	286.9	72.5	71.6	72.4	70.4	**66.0**	**-6.2%**	**-9.0%**
Income before income taxes	49.5	49.4	8.1	5.3	17.6	18.4	**15.1**	**-18.2%**	**85.6%**
Domestic distribution volume of investment trusts[1]	2,423.7	2,932.1	741.5	566.7	790.9	833.0	**616.7**	**-26.0%**	**-16.8%**
Stock investment trusts	2,130.8	2,519.3	618.8	493.5	694.8	712.1	**533.9**	**-25.0%**	**-13.7%**
Foreign investment trusts	292.9	412.8	122.7	73.2	96.1	120.9	**82.8**	**-31.5%**	**-32.5%**
Other									
Accumulated value of annuity insurance policies	3,260.7	3,453.7	3,308.7	3,356.7	3,415.4	3,453.7	**3,465.5**	**0.3%**	**4.7%**
Sales of JGBs for individual investors (transaction base)	1,022.8	1,146.9	296.7	236.4	315.9	297.9	**5.1**	**-98.3%**	**-98.3%**
Retail foreign currency bond sales	848.9	841.4	222.0	195.4	266.5	157.5	**144.8**	**-8.0%**	**-34.8%**

1. *Including former Net & Call.*

23

Retail related data (2)    Retail client assets (trillions of yen) 140 Other 122.3 112.2 113.1 114.8 Foreign investment 120 114.7 104.0 104.0 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2018/19 FY2019/20 FY2019/20 FY2020/21 Mar Mar Jun Sep Dec Mar Jun Equities 71.9 62.7 70.3 71.9 78.3 62.7 70.2 Foreign currency bonds 6.3 5.8 6.4 6.3 6.3 5.8 5.6 Domestic bonds1 12.5 12.6 12.4 12.5 12.6 12.6 12.4 Stock investment trusts 9.0 7.6 9.0 8.9 9.2 7.6 8.5 Bond investment trusts 6.8 7.2 6.9 7.1 7.5 7.2 7.4 Foreign investment trusts 1.1 1.0 1.1 1.1 1.1 1.0 1.0 Other2 7.1 7.0 7.0 7.1 7.2 7.0 7.0 Total 114.7 104.0 113.1 114.8 122.3 104.0 112.2 1. Including CBs and warrants. 2.                Including annuity insurance.    24

Retail related data (3)    Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 2,400 2,400 2,015 1,800 1,800 1,200 1,200 600 600 424 256 0 0 -121 -6 -600 -429 -600 -560 FY2019/20 FY2020/21 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions.    25

Retail related data (4)    Number of accounts (thousands) FY2018/19 FY2019/20 FY2019/20 FY2020/21 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,338 5,319 5,335 5,326 5,328 5,319 5,323 Equity holding accounts 2,908 2,920 2,914 2,913 2,897 2,920 2,935 NISA accounts opened (accumulated)1 1,702 1,737 1,710 1,719 1,728 1,737 1,746 Online service accounts 4,569 4,703 4,601 4,632 4,662 4,703 4,732 New Individual accounts / IT share2 Full year Quarter FY2019/20 FY2020/21 (thousands) FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q New individual accounts 257 203 49 48 47 59 43 IT share2 No. of orders 78% 79% 79% 79% 78% 80% 81% Transaction value 53% 54% 53% 53% 52% 56% 55% 1. Including Junior NISA. 2. Ratio of cash stocks traded via former Home trade.    26

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2018/19	FY2019/20	Quarter[1] FY2019/20 1Q	2Q	3Q	4Q	FY2020/21 1Q	QoQ	YoY
Revenue (excl. ACI-related gain/loss)	102.9	100.2	25.8	25.0	26.0	23.4	**23.7**	**1.5%**	**-8.1%**
ACI-related gain/loss	-5.0	-7.6	8.7	0.7	-0.6	-16.4	**10.3**	**-**	**18.8%**
Net revenue	97.8	92.6	34.5	25.7	25.4	7.0	**34.0**	**4.8x**	**-1.4%**
Non-interest expenses	63.7	63.8	16.4	15.6	16.1	15.8	**14.9**	**-5.6%**	**-9.1%**
Income (loss) before income taxes	34.2	28.8	18.1	10.0	9.3	-8.7	**19.2**	**-**	**5.6%**

Assets under management by company

(trillions of yen)	FY2018/19	FY2019/20	FY2019/20				FY2020/21
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Nomura Asset Management	53.4	50.6	53.4	54.1	57.3	50.6	**55.8**
Nomura Corporate Research and Asset Management	3.0	2.5	3.0	3.0	3.1	2.5	**2.8**
Assets under management (gross)[2]	56.4	53.2	56.4	57.2	60.4	53.2	**58.7**
Group company overlap	5.0	3.9	4.8	4.7	4.8	3.9	**4.3**
Assets under management (net)[3]	51.4	49.3	51.6	52.4	55.6	49.3	**54.5**

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Total assets under management for Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Net after deducting duplications from assets under management (gross).*

27

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2019/20 FY2020/21 (billions of yen) FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q Investment trusts business 2,187 1,788 672 259 296 560 1,210    of which ETFs 2,531 2,133 642 246 115 1,130 1,153 Investment advisory business 20 302 -164 121 198 146 -163 Total net asset inflow 2,207 2,090 508 381 494 707 1,046 Domestic public investment trust market and Nomura Asset Management market share2 FY2018/19 FY2019/20 FY2019/20 FY2020/21 (trillions of yen) Mar Mar Jun Sep Dec Mar Jun Domestic public stock investment trusts Market 101.5 93.9 101.9 104.3 109.9 93.9 107.3 Nomura Asset Management share (%) 26% 26% 26% 26% 26% 26% 27% Domestic public bond investment trusts Market 11.6 12.5 11.7 11.9 13.3 12.5 12.9 Nomura Asset Management share (%) 45% 44% 44% 44% 44% 44% 44% ETF Market 37.4 37.6 38.2 39.9 43.3 37.6 45.1 Nomura Asset Management share (%) 45% 45% 45% 45% 45% 45% 45% 1. Based on assets under management (net).                2. Source Investment Trusts Association, Japan.                28

Wholesale related data    Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2018/19 FY2019/20 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 555.4 648.6 159.5 156.7 186.5 145.9 248.7 70.4% 55.9% Non-interest expenses 666.8 556.4 139.5 137.8 143.3 135.8 160.8 18.4% 15.3% Income (loss) before income taxes -111.4 92.2 20.0 18.9 43.2 10.1 87.9 8.7x 4.4x Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2018/19 FY2019/20 QoQ YoY 1Q 2Q 3Q 4Q 1Q Fixed Income 232.8 337.5 82.5 77.2 99.7 78.0 154.9 98.5% 87.7% Equities 220.2 225.4 53.3 55.6 60.3 56.3 77.7 38.2% 45.9% Global Markets 453.0 562.9 135.7 132.8 160.1 134.3 232.6 73.2% 71.3% Investment Banking 102.3 85.7 23.7 23.9 26.4 11.6 16.1 38.4% -32.3% Net revenue 555.4 648.6 159.5 156.7 186.5 145.9 248.7 70.4% 55.9% 1. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment.    29

Number of employees    FY2018/19 FY2019/20 FY2019/20 FY2020/21 Mar Mar Jun Sep Dec Mar Jun Japan 15,852 15,748 16,423 16,119 15,971 15,748 16,069 Europe 2,909 2,691 2,775 2,734 2,658 2,691 2,728 Americas 2,357 2,120 2,230 2,167 2,116 2,120 2,164 Asia and Oceania1 6,746 6,070 6,684 6,692 6,554 6,070 6,118 Total 27,864 26,629 28,112 27,712 27,299 26,629 27,079    1. Includes Powai office in India.    30

Disclaimer    This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historicalfacts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.The consolidated financial information in this document is unaudited.

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